Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: OBA Financial Services, Inc.

(Commission File No. 01-34593)

The portions of the F.N.B. Corporation First Quarter 2014 Earnings Presentation, dated April 24, 2014, which relate to the proposed merger between F.N.B. Corporation and OBA Financial Services, Inc., are furnished below.

Cautionary Statement Regarding Forward-Looking Information

The presentation and the reports F.N.B. Corporation files with the Securities and Exchange Commission often contain “forward-looking statements” relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of F.N.B. Corporation. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause F.N.B. Corporation’s future results to differ materially from historical performance or projected performance. These factors include, but are not limited to: (1) a significant increase in competitive pressures among financial institutions; (2) changes in the interest rate environment that may reduce interest margins; (3) changes in prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions; (5) various monetary and fiscal policies and regulations of the U.S. government that may adversely affect the businesses in which F.N.B. Corporation is engaged; (6) technological issues which may adversely affect F.N.B. Corporation’s financial operations or customers; (7) changes in the securities markets; (8) risk factors mentioned in the reports and registration statements F.N.B. Corporation files with the Securities and Exchange Commission; (9) housing prices; (10) job market; (11) consumer confidence and spending habits; (12) estimates of fair value of certain F.N.B. Corporation assets and liabilities; (13) transaction risks associated with the pending merger of OBA Financial Services Inc., and integration challenges related to the completed mergers with BCSB Bancorp, Inc., PVF Capital Corp. and Annapolis Bancorp, Inc. and the difficulties encountered in expanding into a new market; (14) the effects of current, pending and future legislation, regulation and regulatory actions, or (15) the impact on federal regulated agencies that have oversight or review of F.N.B. Corporation’s business and securities activities. F.N.B. Corporation undertakes no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this presentation.

Additional Information About the Merger and Where to Find It

In connection with the merger, F.N.B. Corporation will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of OBA Financial Services, Inc. and a Prospectus of F.N.B., as well as other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF OBA FINANCIAL SERVICES, INC. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. and OBA have filed with the SEC, may be obtained free of charge at the SEC’s internet site, http://www.sec.gov. Copies of the documents F.N.B. has filed with the SEC may be obtained, free of charge, by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317; and copies of the documents OBA has filed with the SEC may be obtained by contacting Charles E. Weller, President and Chief Executive Officer, OBA Financial Services, Inc., 20300 Seneca Meadows Parkway, Germantown, MD 20876, telephone: (301) 916-0742.

F.N.B. and OBA and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of OBA in connection with the merger. Information concerning such participants’ ownership of OBA common stock will be set forth in the Proxy Statement/Prospectus regarding the merger when it becomes available. This communication does not constitute an offer of any securities for sale.

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Potomac
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Bethesda
Annapolis
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FNB Corporation

FNB Maryland Acquisitions – Platform For Growth In Place
8
(1) As of close for completed acquisitions, announce date for pending acquisition; (2) As of announce date
FNB’s Expanding Maryland Presence Continues to Strengthen
Solid platform for growth established in under one year
Top 10 deposit market share
Cost effective, lower-risk acquisitions
Attractively priced at an average of 1.4x TBV
Solid, performing acquired portfolios - average
credit mark of 5%
Established presence enables realization of cost savings
Steady pace of acquisitions has allowed time to build strong, in-market leadership and team
Leverages FNB’s experienced integration team
FNB Maryland Presence
Current FNB Locations
OBAF Locations
FNB Maryland
Acquisition History Announce Completion Assets Loans Deposits Branches Credit Mark Cost Savings
OBAF 4/2014 3Q14 0.4 $         0.3 $         0.3 $         6 1.3 x 3% 40%
BCSB 6/2013 2/2014 0.6 $         0.3 $         0.5 $         16 1.4 x 6% 25%
ANNB 10/2012 4/2013 0.4 $         0.3 $         0.4 $         8 1.6 x 6% 30%
FNB Regional HQ
3/2014 1
Total Scale
1.4 $         0.9 $         1.2 $         31
Average P/TBV, Credit Mark, Cost Savings
1.4 x 5% 32%
Dates Scale
(1)
Pricing/Credit Marks/Cost Savings
(2)
P/TBV
($ in billions)